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VIA EDGAR

September 20, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc. Amendment No. 9 to Draft Registration Statement on Form S-1 Submitted December 6, 2023 CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 28, 2023, regarding Amendment No. 9 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on December 6, 2023 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 10 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff, updated financial statements and certain other updated disclosures. All page references in the responses set forth below refer to page numbers in the Amended DRS. Unless noted otherwise, any references to prior comments are to comments in the comment letter received from the Staff dated October 11, 2023.

Amendment No. 9 to Draft Registration Statement on Form S-1

Risk Factors

Risks Relating to Crypto-Asset Custodial Arrangements

Crypto-asset custodial solutions and related technology, page 37

1.	We note your response to prior comment 3 and related revised disclosure. Please revise to further clarify the distinction between warm wallets and hot wallets. In this regard, we note your disclosure that warm wallets primarily hold private keys online and accept deposits automatically but require human involvement to initiate sweeps to hot wallets or cold wallets, whereas hot wallets primarily hold private keys online but require human involvement to initiate withdrawals. In particular, it is unclear whether the only permitted withdrawals from warm wallets are sweeps to hot or cold wallets, and whether hot wallets also accept deposits automatically.

Response:

The Company has revised its disclosure to further clarify the distinction between warm wallets and hot wallets. In particular, the only permitted transactions from warm wallets are sweeps to hot or cold wallets. Customer withdrawals are not processed from warm wallets. Hot wallets accept deposits automatically (it is not possible to restrict deposits coming in from the blockchain). Please see the revised disclosure on pages 37 and 38 of the Amended DRS.

U.S. Securities and Exchange Commission

September 20, 2024

Risks Related to Legal and Regulatory Matters

Regulatory action adversely affecting proprietary products, page 50

2.	We note your response to prior comment 1 and that absent the issuance of a New Exemptive Order from the SEC, the SPIKES Futures product will cease trading on MGEX at close of trading on December 29, 2023. We also note your disclosure on page 172 that trading on the NYSE Arca for the shares of SPKX and SPKY was suspended at the close of trading on November 14, 2023, and each fund ceased operations, liquidated its assets and distributed the liquidation proceeds to shareholders on November 27, 2023. Please revise to describe any impact these cessations have had or may have on or disruption to your business or financial condition.

Response:

The Company has revised its disclosure to describe that these cessations did not cause any disruption to our business or financial condition. Please see the revised disclosure on page 176 of the Amended DRS.

Industry Overview

U.S. Futures, Options on Futures and Swaps Markets, page 155

3.	We note your disclosure here and elsewhere that MGEX serves as the exclusive venue for the clearing of two physically-settled Bitcoin futures contracts and one option on a futures contract listed for trading on the Bitnomial Exchange (a Bitcoin derivatives exchange). We also note that CFTC recently approved an order granting Bitnomial Clearinghouse, LLC registration as a DCO under Section 5b of the Commodity Exchange Act. Please update your disclosure to include this recent development.

Response:

The Company has revised its disclosure to clarify that the CFTC approved an order granting Bitnomial Clearinghouse, LLC registration as a DCO under Section 5b of the Commodity Exchange Act and the expected impact on the clearing of the Bitnomial futures contracts by MGEX. Please see the revised disclosure on page 158 of the Amended DRS.

4.	We note your disclosure here and elsewhere that investors onboard directly with the LedgerX clearing and trading platforms and not through an FCM. We also note the CFTC’s recent approval of a rule proposing regulations to provide protections for clearing member funds and assets held by a DCO. Please update your disclosure here and in the risk factors section to include this recent development.

Response:

The Company has revised its disclosure to describe the CFTC’s recent approval of a rule proposing regulations to provide protections for clearing member funds and assets held by a DCO. Please see the revised disclosure on pages 58 and 215 of the Amended DRS.

U.S. Securities and Exchange Commission

September 20, 2024

By virtue of conditions in the LedgerX registration order and its own practices, LedgerX is currently in compliance with these proposed regulations. MGEX is also currently in compliance with these proposed regulations. Accordingly, we do not believe that these proposed regulations will have any impact on LedgerX (d/b/a MIAX Derivatives Exchange) or MGEX.

Underwriting, page 275

5.	Please revise your disclosure to confirm that the underwriters and their affiliates have only engaged in, and will only engage in, such activities in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M.

Response:

The Company has revised its disclosure to clarify that the underwriters and their affiliates have only engaged in, and will only engage in, such activities in accordance with the limitations and restrictions of Rules 101 and 102 of Regulation M. Please see the revised disclosure on pages 284 and 285 of the Amended DRS.

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com.

Very truly yours,

/s/ Reed Smith LLP

Herbert Kozlov For Reed Smith LLP

cc:	Barbara Comly, Esq. Miami International Holdings, Inc.

Paul Tropp, Esq.
Ropes & Gray LLP